SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RONCO CORPORATION

(Name of issuer)

Common Shares

(Title of class of securities)

776292104

(CUSIP number)

John T. Unger

Senior Vice President and General Counsel

Sanders Morris Harris Inc.

600 Travis, Suite 3100

Houston, Texas 77002

(713) 224-3100

(Name, address and telephone number of person authorized to receive notices and communications)

June 30, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	Filed for purposes of updating previously filing.

CUSIP No. 776292104	13D	Page 2 of 16 Pages

1	Name of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only) Don A. Sanders
2	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place or Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 1,536,737 8 Shared Voting Power 0 9 Sole Dispositive Power 1,536,737 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,536,737
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 37.2%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on 2,591,605 shares of the Issuer’s common stock outstanding on September 30, 2006, as reported on Form 10-K filed by the Issuer on October 13, 2006, and 1,536,737 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

CUSIP No. 776292104	13D	Page 3 of 16 Pages

1	Name of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only) Sanders Opportunity Fund, L.P. Sanders Opportunity Fund (Institutional), L.P.
2	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place or Organization Delaware limited partnerships

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 1,362,737 8 Shared Voting Power 0 9 Sole Dispositive Power 1,362,737 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,737
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 34.5%(1)
14	Type of Reporting Person (See Instructions) PN

(1)	Based on 2,591,605 shares of the Issuer’s common stock outstanding on September 30, 2006, as reported on Form 10-K filed by the Issuer on October 13, 2006, and 1,363,737 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

CUSIP No. 776292104	13D	Page 4 of 16 Pages

1	Name of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only) SOF Management, LLC
2	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place or Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 1,362,737 8 Shared Voting Power 0 9 Sole Dispositive Power 1,362,737 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,362,737
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 34.5%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on 2,591,605 shares of the Issuer’s common stock outstanding on September 30, 2006, as reported on Form 10-K filed by the Issuer on October 13, 2006, and 1,363,737 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

CUSIP No. 776292104	13D	Page 5 of 16 Pages

1	Name of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only) Sanders Morris Harris Inc.
2	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place or Organization Texas corporation

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 1,629,404 8 Shared Voting Power 0 9 Sole Dispositive Power 1,629,404 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,629,404
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 38.6%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on 2,591,605 shares of the Issuer’s common stock outstanding on September 30, 2006, as reported on Form 10-K filed by the Issuer on October 13, 2006, and 1,363,737 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock, and 266,667 shares issuable upon exercise of a stock purchase warrant.

CUSIP No. 776292104	13D	Page 6 of 16 Pages

1	Name of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only) Sanders Opportunity Fund (Institutional), L.P.
2	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place or Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 1,045,235 8 Shared Voting Power 0 9 Sole Dispositive Power 1,045,235 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,045,235
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 28.7%(1)
14	Type of Reporting Person (See Instructions) PN

(1)	Based on 2,591,605 shares of the Issuer’s common stock outstanding on September 30, 2006, as reported on Form 10-K filed by the Issuer on October 13, 2006, and 1,045,235 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

CUSIP No. 776292104	13D	Page 7 of 16 Pages

1	Name of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only) Sanders Opportunity Fund, L.P.
2	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place or Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 317,502 8 Shared Voting Power 0 9 Sole Dispositive Power 317,502 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 317,502
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.9%(1)
14	Type of Reporting Person (See Instructions) PN

(1)	Based on 2,591,605 shares of the Issuer’s common stock outstanding on September 30, 2006, as reported on Form 10-K filed by the Issuer on October 13, 2006, and 317,502 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

CUSIP No. 776292104	13D	Page 8 of 16 Pages

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.00001 par value per share (the “Common Stock”) of Ronco Corporation, A Delaware corporation (“Ronco” or the “Issuer”), whose principal executive office is located at 61 Mooreland Drive, Simi Valley, California 93065.

Item 2. Identity and Background

This statement is filed on behalf of the following Reporting Persons:

Don A. Sanders (“Sanders”) is the Vice Chairman and a director of Sanders Morris Harris Group, Inc. (“SMHG”) and a director of Sanders Morris Harris Inc. (“SMH”), an investment-banking firm and wholly owned subsidiary of SMHG. The address of his principle office is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Sanders is a citizen of the United States.

Sanders Opportunity Fund, L.P. and Sanders Opportunity Fund (Institutional), L.P. (the “Funds”) are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Sanders serves as the Chief Investment Officer and as Chairman of the Partnerships’ Investment Committees.

SOF Management, LLC (the “General Partner”) is a Delaware limited liability company, a wholly-owned subsidiary of SMH, and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002.

Sanders Morris Harris Inc. is a Texas corporation and the controlling member of the General Partner. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Harris required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Sanders Morris Harris. Sanders Morris Harris Inc. is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation (“SMH Group”). Sanders Morris Harris is a registered broker/dealer.

Sanders Morris Harris Group, Inc. is a Texas corporation and the parent of Sanders Morris Harris. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

CUSIP No. 776292104	13D	Page 9 of 16 Pages

None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A or A-1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration

The source of the funds used or to be used in making purchases of the Issuer’s Common Stock by Sanders is personal funds of Sanders, by the Funds is working capital of the Funds, and by SMH is working capital of SMH.

Item 4. Purpose of Transaction

On June 30, 2005, Ronco entered into Subscription Agreements (each a “Subscription Agreement”) with each Fund and Sanders. Pursuant to the Subscription Agreements, the Funds and Sanders purchased from Ronco 1,600,931 and 102,000 shares, respectively, of Series A Convertible Preferred Stock (“Series A Preferred”) of Ronco at a purchase price of $3.77 per share. Each share of Series A Preferred is convertible into one fully paid and non-assessable share of Issuer Common Stock at the option of the holder.

The securities of the Issuer were acquired by Sanders for his own account, for the account of the Funds, and for the account of certain clients of Sanders (“Clients”) who have granted Sanders discretionary authority to purchase and sell securities on their behalf, in open market transactions and privately negotiated transactions for the purposes of investment. Sanders, the Funds, and the Clients entered into these transactions for general investment purposes.

The holders of Series A Preferred are entitled to receive cumulative dividends at a rate of $0.1885 per share per annum payable quarterly in arrears. The cumulative dividends may be paid in cash or, at the option of Ronco, in additional shares of Series A Preferred. The Series A Preferred is senior in rank to the common stock. Upon liquidation of the Issuer, the holders of Series A Preferred Stock are entitled to a liquidation preference of $3.77 per share prior to any payments to holders of common stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, all the Series A Preferred votes together with the common stock as a single class (with each share of Series A Preferred Stock casting one vote per share of Series A Preferred). The affirmative vote or written consent of a majority of the holders of 80% of the Series A Preferred, voting separately as a class, is required for (1) any change in the rights, preferences, and privileges of the Series A Preferred, (2) increase the number of authorized shares of Series A Preferred, or (3) do any act not contemplated by the Issuer’s certificate of incorporation that would result in taxation of the Series A Preferred under Section 305 of the Internal Revenue Code of 1986.

SMH acted as placement agent for the Issuer in connection with the placement of the Series A Preferred. As part of its compensation, the Issuer issued SMH a warrant to purchase 266,667 shares of common stock. The warrant has a purchase price of $3.77 per share and is exercisable for the five years from July 1, 2005.

CUSIP No. 776292104	13D	Page 10 of 16 Pages

Sanders reviews continuously his equity interest in the Issuer and may or may not seek involvement in the Issuers affairs. Depending upon his evaluation of the Issuer’s business and prospects and upon future developments, Sanders, the Funds, Clients, or other entities that may be deemed to be affiliates of Sanders, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the Issuer’s securities may be in open market or privately negotiated transactions or otherwise.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure, (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

Beneficial Owner	Aggregate Number of Shares Owned		Percentage of Class
Sanders Opportunity Fund, L.P.	317,502		8.9%
Sanders Opportunity Fund (Institutional), L.P.	1,045,235		28.7
Sanders Opportunity Fund, L.P. and Sanders Opportunity Fund (Institutional), L.P.	1,362,737		34.5
SOF Management, LLC	1,362,737	(1)	34.5
Don A. Sanders	1,536,737	(2)	37.2
Sanders Morris Harris Inc.	1,629,404	(3)	38.6

(1)	Includes shares beneficially owned by the Funds.

CUSIP No. 776292104	13D	Page 11 of 16 Pages

(2)	Includes 102,000 shares owned directly by Sanders, 1,362,737 shares beneficially owned by the Funds and the General Partner, 63,000 shares owned by Katherine U. Sanders, from whom Mr. Sanders hold discretionary authority to purchase and sell securities, 25,000 shares owned by Christine M. Sanders, Mr. Sanders spouse, and 20,000 shares owned by the Tanya Jo Drury Trustee of which Mr. Sanders is a Trustee. In accordance with Section 240.13d-4, Sanders expressly declares that the filing of the Schedule shall not be construed as an admission that he is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Client Shares.
(3)	Includes 1,362,737 shares beneficially owned by the Funds and the General Partner and 266,667 shares of Common Stock issuable upon exercise of a stock purchase warrant held by SMH.

(b) The number of Common Shares as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

(c) No transactions were effected by the Reporting Person involving Common Shares during the last 60 days.

(d) Sanders has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the 102,000 Common Shares he owns directly, while each Fund and applicable Client has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable Client Shares.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

In connection with the issuance of the Series A Preferred, the Issuer extended certain registration rights to the Funds, which obligate the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon exercise of the Series A Preferred and to maintain the effectiveness of such registration statement until two years after it is declared effective.

See Item 4 for a description of voting rights applicable to the Series Preferred, which information is incorporated herein by reference.

Except as noted above, no Reporting Person has a contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, or joint ventures.

CUSIP No. 776292104	13D	Page 12 of 16 Pages

Item 7. Materials to be Filed as Exhibits.

Exhibit Title

A	Joint Filing Agreement

B.	Subscription Agreement dated as of June 30, 2005, between Ronco Corporation and each of the Funds and Sanders (the form of which was filed as Exhibit 10.8 to Ronco Corporation’s Current Report on Form 8-K filed July 1, 2005 and incorporated herein by reference).

C.	Certificate of Designation of Powers, Preferences and Rights of the Series A Convertible Preferred Stock of the Registrant (the form of which was filed as Exhibit 4.1 to Ronco Corporation’s Current Report on Form 8-K filed July 1, 2005 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated: November 8, 2006	/s/ Don A. Sanders

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP No. 776292104	13D	Page 13 of 16 Pages

Appendix A

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
Ben T. Morris	Chief Executive Officer and Director
George L. Ball	Chairman of the Board
Robert E. Garrison II	President and Director
Don A. Sanders	Chairman of the Executive Committee
William W. Sprague	Executive Vice President
John T. Unger	Senior Vice President and General Counsel
Clyde Buck	Senior Vice President
Michael S. Chadwick	Senior Vice President
Charles L. Davis	Senior Vice President
Bruce R. McMaken	Senior Vice President
Neil Shaughnessy	Senior Vice President
Rick Berry	Senior Vice President
Thomas J. Anderson	Senior Vice President
William S. Floyd, IV	Vice President
Howard Y. Wong	Chief Financial Officer and Treasurer
Sandy Williams	Secretary

CUSIP No. 776292104	13D	Page 14 of 16 Pages

Appendix A-1

Directors and Executive Officers of

Sanders Morris Harris Group Inc.

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
George L. Ball	Director and Chairman of the Board
Ben T. Morris	Director and Chief Executive Officer
Robert E. Garrison II	Director and President
Don A. Sanders	Director, Vice Chairman
W. Blair Waltrip	Director, private investor
Nolan Ryan	Director, private investor
Dan S. Wilford	Director, director of Healthcare Realty Trust Incorporated
Richard E. Bean	Director, Executive Vice President and Chief Financial Officer of Pearce Industries, Inc.
Robert M. Collie, Jr.	Director, Partner with Andrews & Kurth, LLP
Charles W. Duncan, III	Director, President of Duncan Equities, Inc.
Gordon F. Stone	Director, partner of Endowment Group Capital, LLC
Scott McClelland	Director, President of the Houston and Central Market Division of H.E. Butt Grocery Company (H-E-B Grocery Stores)
Albert W. Niemi	Director, Dean of the Edwin L. Cox School of Business of Southern Methodist University
Rick Berry	Chief Financial Officer

CUSIP No. 776292104	13D	Page 15 of 16 Pages

Exhibit 1

Schedule 13D Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date: November 8, 2006

Signatures:

Sanders Opportunity Fund, L.P.

By: SOF Management, LLC, general partner

By	/s/ Don A. Sanders
Name:	Don A. Sanders
Title:	Manager

Sanders Opportunity Fund (Institutional), L.P.

By: SOF Management, LLC, general partner

By	/s/ Don A. Sanders
Name:	Don A. Sanders
Title:	Manager

CUSIP No. 776292104	13D	Page 16 of 16 Pages

SOF Management, LLC

By	/s/ Don A. Sanders
Name:	Don A. Sanders
Title:	Manager

Sanders Morris Harris Inc.

By	/s/ John T. Unger
Name:	John T. Unger
Title:	Senior Vice President and General Counsel

/s/ Don A. Sanders
Name:	Don A. Sanders